UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934



                                Telos Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


             12% Cumulative Exchangeable Redeemable Preferred Stock,
                           $0.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    8796B200
         --------------------------------------------------------------
                                 (CUSIP Number)


                        Grand Slam Asset Management, LLC
                              2200 Fletcher Avenue
                           Fort Lee, New Jersey 07024
                                 (201) 346-4335
                               Attn: Erik Volfing


--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)


                                February 7, 2007
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                SEC 1746 (12-91)

CUSIP NO. 8796B200                                              SCHEDULE 13D
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam Asset Management, LLC            IRS # 22-3779105

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) |X| Joint Filing
         (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        AF
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(d) OR 2(e)    |_|
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware, USA
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-

       NUMBER OF        --------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                164,477
         EACH           --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  -0-
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               164,477
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          164,477
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  |_|


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.16%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           IA
--------------------------------------------------------------------------------

CUSIP NO. 987824109                                             SCHEDULE 13D
--------------------------------------------------------------------------------
1       NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Grand Slam Capital Master Fund, Ltd.           IRS # 20-0239056

--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) |X|
                                                                       (b)

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS*

        WC
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS RE-
        QUIRED PURSUANT TO ITEM 2(D) OR 2(E)    |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                        7      SOLE VOTING POWER

                               -0-

       NUMBER OF        --------------------------------------------------------
        SHARES          8      SHARED VOTING POWER
     BENEFICIALLY
       OWNED BY                164,477
         EACH           --------------------------------------------------------
      REPORTING         9      SOLE DISPOSITIVE POWER
        PERSON
         WITH                  -0-
                        --------------------------------------------------------
                        10     SHARED DISPOSITIVE POWER

                               164,477
--------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          164,477
--------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*


--------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          5.16%
--------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

           OO
--------------------------------------------------------------------------------

         ITEM 1.  SECURITY AND ISSUER

The title of the class of equity securities to which this statement on Schedule 13D (the "Statement") relates is the 12% Cumulative Exchangeable Redeemable Preferred Stock, par value $0.01 per share (the "Preferred Stock"), of Telos Corporation, a Maryland corporation (the "Issuer"), and is being filed with the Securities and Exchange Commission (the "SEC") pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The principal offices of the Issuer are located at 19886 Ashburn Road, Ashburn, Virginia 20147-2358.

         ITEM 2.  IDENTITY AND BACKGROUND

         (a) This Statement is being filed by Grand Slam Capital Master Fund, Ltd., a Cayman Islands exempted company ("Master Fund"). Master Fund was formed for the purpose of acquiring and managing assets. This Statement is also being filed by Grand Slam Asset Management, LLC, a Delaware limited liability company ("Asset Management", together with Master Fund, the "Reporting Parties), for and on behalf of itself, which serves as the investment advisor of Master Fund. As such, Asset Management may be deemed to control, directly or indirectly, Master Fund and to beneficially own the shares of Preferred Stock being reported on this Statement by Master Fund.

         (b) The address of the principal offices of Asset Management and the mailing address of Master Fund is 2200 Fletcher Avenue, Fort Lee, New Jersey 07024. The address of the principal offices of Master Fund is c/o Walkers SPV Limited, Walker House, 87 Mary Street, Walker House, George Town, Grand Cayman, KY-9002, Cayman Islands, B.W.I.

         (c) Attached as Exhibit A is the name of the executive officers and managers of Asset Management and their business addresses and principal occupations. Attached as Exhibit B are the names of the directors of Master Fund, their business addresses and principal occupations. Master Fund has no executive officers.

         (d) During the last five years, neither of the Reporting Parties nor any person listed on Exhibits A or B has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, neither of the Reporting Parties nor any person listed on Exhibits A or B has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) The nationality of the executive officers and managers of Asset Management are set forth on Exhibit A. The nationality of the directors of Master Fund are set forth on Exhibit B.


         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The funds for the purchase of the shares of Preferred Stock set forth on Exhibit C hereto (the "Shares") have come from the working capital of Master Fund. The aggregate amount of funds used in making the purchases of the Shares in the sixty days prior to the date upon which the Reporting Parties reporting requirement arose is $1,979,869.01.


         ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Parties have acquired the Shares, as described in this Statement, in order to obtain a substantial equity position in the Issuer based on the Reporting Parties' belief that the Preferred Stock at current market prices is undervalued and represent an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Parties, and the availability of shares of Preferred Stock at prices that would make the purchase of additional shares desirable, the Reporting Parties may endeavor to increase their position in the Issuer through, among other things, the purchase of shares of Preferred Stock on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Parties may deem advisable. Asset Management anticipates that, from time to time, it may communicate with the Issuer regarding its business and strategic opportunities and identify to the Issuer strategic opportunities and alternatives to be considered by the Issuer. Asset Management may also propose, propose to arrange, or identify to the Issuer sources of capital.

         Other than as set forth herein, neither of the Reporting Parties, nor any of the individuals set forth on Exhibits A or B has any plans or proposals that relate to or would result in any of the following:

         (a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b)  An  extraordinary   corporate  transaction,   such  as  a  merger,
reorganization or liquidation, involving the Issuer;

         (c) A sale or transfer of a material amount of assets of the Issuer;

              (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

              (e) Any material change in the present capitalization or dividend policy of the Issuer;

              (f) Any other material change in the Issuer's business or corporate structure;

              (g) Any other material changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

              (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or ceasing to be authorized to be quoted on an inter-dealer quotation system of a registered national securities association;

              (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

              (j) Any action similar to those enumerated above.


         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The Reporting Parties beneficially own an aggregate of Shares representing approximately 5.16% of the issued and outstanding shares of Preferred Stock of the Issuer. The percentage ownership of the Reporting Parties in the Issuer's capital stock is based on 3,185,586 issued and outstanding shares of the Preferred Stock as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC. The managers of Asset Management do not beneficially own any shares of Preferred Stock. Since Asset Management may be deemed to control, directly or indirectly, Master Fund, Asset Management may be deemed to have the power to direct the vote or disposition of the Shares, and accordingly, may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the Shares held by Master Fund.

         (b) Master Fund directly owns the Shares and has the power to vote or direct the vote and to dispose or direct the disposition of the Shares. Asset Management may be deemed to control, directly or indirectly, Master Fund, Asset Management may be deemed to have shared power to vote or direct the vote and dispose or direct the disposition of the Shares and may be deemed, for purposes of determining beneficial ownership pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares of Preferred Stock held by Master Fund.

         (c) The dates and amount of each acquisition of the Shares is listed on Exhibit C hereto. Except as set forth in Exhibit C hereto, there have been no transactions in shares of

Preferred Stock since the date of the filing of this Statement by the Reporting Parties or any person or entity listed on Exhibits A or B hereto.

         (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Shares owned by Master Fund except Asset Management.

         (e) Not applicable.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Asset Management provides investment management services to Master Fund pursuant to that certain Amended and Restated Investment Management Agreement, dated September 1, 2003, by and among Asset Management, Master Fund and Grand Slam Capital Offshore Fund, Ltd.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The following materials are filed as Exhibits to the Statement:


         EXHIBIT A:     Information with respect to the executive officers
                        and managers of Grand Slam Asset Management, LLC.

         EXHIBIT B:     Information  with respect to the directors of Grand Slam
                        Capital Master Fund, Ltd.

         EXHIBIT C:     As described in Item 3.

         EXHIBIT D:     Joint Filing Agreement.

                                    SIGNATURE



         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.



Dated: February 14, 2007                 Grand Slam Capital Master Fund, Ltd.




                                         By: /s/ Mitchell Sacks
                                         ---------------------------------------
                                         Name: Mitchell Sacks
                                         Title: Director


Dated: February 14, 2007                 Grand Slam Asset Management, LLC




                                         By: /s/ Mitchell Sacks
                                         ---------------------------------------
                                         Name: Mitchell Sacks
                                         Title: Member

                                                                       EXHIBIT A



             INFORMATION WITH RESPECT TO THE EXECUTIVE OFFICERS AND
                  MANAGERS OF GRAND SLAM ASSET MANAGEMENT, LLC



NAME AND ADDRESS        POSITION WITH GRAND SLAM        PRINCIPAL OCCUPATION           CITIZENSHIP
                        ASSET MANAGEMENT, LLC

Mitchell Sacks(1)       Member, Managing Member,        Managing Grand Slam Asset      USA
                        Chief Executive Officer and     Management, LLC and Grand
                        Portfolio Manager               Slam General Partners, LLC

Erik Volfing(1)         Member, Chief Financial         Managing Grand Slam Asset      Denmark
                        Officer and Portfolio Manager   Management, LLC and Grand
                                                        Slam General Partners, LLC

Michael Legg(1)         Member, Chief Compliance        Managing Grand Slam Asset      USA
                        Officer and Portfolio Manager   Management, LLC and Grand
                                                        Slam General Partners, LLC


1. The business address of each of the named individuals is c/o Grand Slam General Partners, LLC, 2200 Fletcher Avenue, Fort Lee, New Jersey 07024.

                                                                       EXHIBIT B

  INFORMATION WITH RESPECT TO DIRECTORS OF GRAND SLAM CAPITAL MASTER FUND, LTD.



NAME AND ADDRESS             POSITION WITH GRAND SLAM          PRINCIPAL OCCUPATION           CITIZENSHIP
                             CAPITAL MASTER, LTD.
Mitchell Sacks(1)            Director                          Managing Grand Slam Asset      USA
                                                               Management, LLC and Grand
                                                               Slam General Partners

Martin Lang(2)               Director                          Employed by International      Cayman Islands
                                                               Management Services

Ian Goodall(2)               Director                          Employed by International      Cayman Islands
                                                               Management Services


1. The business address of Mitchell Sacks is c/o Grand Slam General Partners, LLC, 2200 Fletcher Avenue, Fort Lee, New Jersey 07024.

2. The business address of the named individuals is c/o International Management Services Limited, 4th Floor, Harbour Centre, George Town, Cayman Islands.

                                                                       EXHIBIT C

                            SCHEDULE OF TRANSACTIONS
                                       BY
                          GRAND SLAM MASTER FUND, LTD.

            DATE OF PUCHASE          NUMBER OF SHARES OF        PRICE PER SHARE
                                       PREFERRED STOCK                ($)
                                          PURCHASED
================================================================================

              12/06/2005                  50,000                    10.04
              12/07/2005                  37,000                    10.29
              12/13/2005                   7,750                    10.53
              12/14/2005                  15,614                    10.55
              12/15/2005                   9,000                    10.60
              12/28/2005                   1,000                    12.51
              12/29/2005                   2,200                    12.29
              01/31/2006                   1,000                    13.41
              03/30/2006                   6,745                    13.76
              03/31/2006                   1,650                    14.79
              04/10/2006                   1,000                    15.06
              05/31/2006                    600                     18.00
              06/13/2006                   1,450                    16.92
              06/30/2006                   3,000                    17.80
              07/12/2006                    800                     18.06
              07/25/2006                    400                     18.43
              07/31/2006                    200                     19.00
              08/29/2006                    200                     19.08
              08/31/2006                    200                     18.78
              09/13/2006                    600                     18.55
              10/20/2006                    200                     19.08
              12/05/2006                   1,300                    18.26
              12/07/2006                   2,100                    18.72
              12/08/2006                    268                     18.91
              12/12/2006                    300                     19.26
              12/14/2006                   2,200                    19.09
              12/29/2006                   1,100                    19.92
              01/16/2007                   1,200                    18.02
              01/18/2007                    200                     18.56
              01/23/2007                   2,600                    18.31
              01/24/2007                    200                     18.41
              01/24/2007                   1,800                    18.36

            DATE OF PUCHASE          NUMBER OF SHARES OF        PRICE PER SHARE
                                       PREFERRED STOCK                ($)
                                          PURCHASED
================================================================================

              01/25/2007                    200                     18.56
              01/26/2007                    500                     18.53
              01/31/2007                   1,600                    18.15
              02/07/2007                   8,000                    17.30
              02/07/2007                    300                     17.89

--------------------------------------------------------------------------------
                Total                     164,477               1,979,869.01

                                                                       EXHIBIT D

                             JOINT FILING AGREEMENT

         The undersigned agree that they are filing jointly pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, the statement dated February 13, 2007 containing the information required by Schedule 13D, relating to the preferred stock of Telos Corporation, on behalf of the undersigned.


Dated: February 14, 2007                 Grand Slam Capital Master Fund, Ltd.




                                         By: /s/ Mitchell Sacks
                                         ---------------------------------------
                                         Name: Mitchell Sacks
                                         Title: Director


Dated: February 14, 2007                 Grand Slam Asset Management, LLC




                                         By: /s/ Mitchell Sacks
                                         ---------------------------------------
                                         Name: Mitchell Sacks
                                         Title: Member